02076032

PT Multimedia

September 12, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's audited results for the first half of 2002.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 9/17

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA reports audited results for the first half of 2002

Lisbon, Portugal, September 10, 2002 – PT Multimedia today announced audited results for the first half of 2002. Consolidated revenues amounted to EUR 327 million, which compares with EUR 285 million for the first half of 2001. Consolidated EBITDA reached EUR 33 million, which compares with EUR 18 million for the first half of 2001.

Relative to pro-forma financial statements for the first half of 2001, in which Deltapress is excluded from the consolidation, consolidated revenues showed a 23% growth up from EUR 266 million. In addition, EBITDA increased by 73%, up from pro-forma EUR 19 million EBITDA for the first half of 2001, mostly due to TV Cabo's performance.

During the first half of 2002, TV Cabo showed a very positive performance. When compared with the same period last year, the pay-TV client base rose by 16%, the pay-to-basic ratio increased 10.7 pp, the number of broadband Internet access subscribers nearly tripled, and revenues grew by 36%. TV Cabo's EBITDA almost doubled, amounting to more than EUR 30 million, while its EBITDA margin reached nearly 18%, a 5.3 pp increase over the first half of 2001. In addition, during the first six months of 2002, TV Cabo reached, for the first time in its history, the break-even point in terms of Net Income, and reduced the difference between EBITDA and CAPEX to negative EUR 1.4 million.

KEY HIGHLIGHTS

Financial Results [1]

(All figures in thousands of Euro)

	1H 01	Pro-Forma 1H 01	1H 02	% Chg. 1H 02/1H 01	% Chg. 1H 02/PF1H 01
Revenues					
TV Cabo	126.779	126.779	172.345	35,9%	35,9%
Lusomundo	134.940	116.260	120.451	-10,7%	3,6%
PTM.com	25.428	25.428	37.741	48,4%	48,4%
Adjustments and Holding	(2.244)	(2.244)	(3.109)	-38,5%	-38,5%
Total	**284.903**	**266.226**	**327.428**	**14,9%**	**23,0%**
EBITDA					
TV Cabo	15.846	15.846	30.704	93,8%	93,8%
Lusomundo	13.148	14.238	7.778	-40,8%	-45,4%
PTM.com	(5.712)	(5.712)	(2.395)	58,1%	58,1%
Adjustments and Holding	(5.295)	(5.547)	(3.442)	35,0%	37,9%
Total	**17.987**	**18.825**	**32.645**	**81,5%**	**73,4%**
EBIT	**(14.219)**	**(12.972)**	**(7.085)**	**50,2%**	**45,4%**
Consolidated Net Income /(Loss)	**(20.142)**	**(20.142)**	**(78.153)**	**-288,0%**	**-288,0%**
Investments, of which:	**648.967**	**648.967**	**59.206**	**-90,9%**	**-90,9%**
CAPEX	55.637	55.637	40.069	-28,0%	-28,0%
Financial	593.330	593.330	19.137	-96,8%	-96,8%
EBITDA -CAPEX	**(37.650)**	**(36.812)**	**(7.424)**	**80,3%**	**79,8%**
Net Debt	**996.566**	**996.566**	**674.173**	**-32,4%**	**-32,4%**
EBITDA Margin	**6,3%**	**7,1%**	**10,0%**	**3,7 p.p.**	**2,9 p.p.**

[1] During the first half of 2002, Deltapress was excluded form PT Multimedia's consolidated results, since, on June 20, 2002, the 79.5% stake held by PT Multimedia in Deltapress was exchanged for a 33.33% stake in VASP. Therefore, for a more accurate analysis, comparisons between the results for the first half of 2001 and the results for the first half of 2002 will be based on a pro-forma Income Statement for the first half of 2001 that excludes Deltapress from the consolidation.

- **Consolidated Revenues: EUR 327.4 million,** a 23.0% growth over first half of 2001 results (excluding Deltapress from the consolidation);
- **TV Cabo Revenues: EUR 172.3 million**, a 35.9% growth over the first half of 2001;
- **Lusomundo Revenues: EUR 120.5 million**, a 3.6% increase over the same period last year (excluding Deltapress from the consolidation). Growth is mainly attributable to the good performance in the audiovisual business, which increased its revenues by 14.5%. This positive evolution substantially offset the decrease in media business revenues (4.5%), which was mostly due to the decrease of spending on advertising in the daily press;
- **ISP/ASP Services Revenues in Portugal: EUR 34.0 million** up 64.3% from EUR 20.7 million in the same period last year. It should be highlighted, however, that the effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues;
- **Portal Services Revenues in Portugal: EUR 2.5 million**, a 25.0% growth up from EUR 2.0 million generated in the same period last year (excluding Infordesporto from the consolidation);
- **Consolidated EBITDA: EUR 32.6 million,** a 73.4% increase over the first half of 2001 (excluding Deltapress from the consolidation);
- **TV Cabo EBITDA: EUR 30.7 million**, almost twice the results in the first half of 2001. EBITDA margin for the first half of 2002 was 17.8%;
- **Lusomundo EBITDA: EUR 7.8 million,** while in the same period of 2001 it was EUR 14.2 million. In spite of the operating cost control measures implemented its results are not yet fully reflected and Lusomundo's EBITDA decreased due to the EUR 6.1 million drop in advertising spend and the EUR 1.0 million increase in provisions;
- **PTM.com EBITDA: negative EUR 2.4 million**, while in the same period of 2001 it was negative EUR 5.7 million;
- **Net Loss: EUR 78.2 million,** which compares with a Net Loss of EUR 20.1 million in the first half of 2001. Net Loss for the first half of 2001 reflected an extraordinary gain of EUR 47.8 million. Net Loss for the first half of 2002 was affects by foreign currency exchange losses in the amount of EUR 11.9 million, accounted for following the disposal of financial investments, and by a provision of EUR 14,1 million created to cover the devaluation risk associated with certain assets held by PTM.com subsidiaries;
- Although, in the first half of 2002, the operating cash-flow after financial charges remains negative, PT Multimedia reduced its net debt by EUR 67.8 million through the disposal of financial investments.

Pay-TV

Pay-TV	2001	1H 01	1H 02	% Chg. 1H 02/1H 01	% Chg. 1H 02/2001
Homes passed ('000)	**2.286**	**2.240**	**2.344**	**4,6%**	**2,5%**
Homes with two-way capacity ('000)	**1.439**	**1.050**	**1.803**	**71,7%**	**25,3%**
Subscribers ('000)	**1.160**	**1.060**	**1.231**	**16,1%**	**6,1%**
Cable	936	884	974	10,2%	4,1%
DTH	224	176	257	46,0%	14,7%
Premium Subscriptions ('000)	**736**	**593**	**820**	**38,3%**	**11,4%**
Sports	335	275	375	36,4%	11,9%
Movies	173	136	183	34,6%	5,8%
Adult	46	42	45	7,1%	-2,2%
Other	181	140	217	55,0%	19,9%
Penetration rate (Cable)	**45,2%**	**43,5%**	**46,0%**	**2,5 p.p.**	**0,8 p.p.**
Pay to basic ratio	**63,4%**	**55,9%**	**66,6%**	**10,7 p.p.**	**3,2 p.p.**
ARPU (EUR)	**18,2**	**17,8**	**18,8**	**5,6%**	**3,3%**

- **Number of homes passed: 2.34 million,** 1.8 million of which have two-way capability;
- **Cable and DTH subscribers: 1,231 thousand**, a 16.1% growth over the first half of 2001;
- **Cable TV subscribers: 974 thousand**, a 10.2% increase over June 2001. Penetration rate now stands at 46.0%;
- **DTH subscribers: 257 thousand**, a 46.0% increase over the first half of 2001;
- **Premium channel subscribers: 820 thousand**, a 38.3% increase over June 2001. Pay-to-basic ratio now stands at 66.6%;
- **Premium sport channel subscribers: 375 thousand**, representing 40 thousand additional subscribers in the first half of 2002 (11 thousand in the first quarter and 29 thousand in the second quarter), due to the broadcast on an almost exclusive basis of the 2002 FIFA World Cup;
- **Premium movie channel subscribers: 183 thousand**, a 34.6% increase over the first half of 2001, which is mainly attributable both to the continuous improvement in programming and to the fact that, in December 2001, TV Cabo started to offer the Disney Channel, reserving access to this channel only to its premium movie channels subscribers;
- **Pay-TV ARPU: EUR 18.8**, a 5.6% growth over the first half of 2001 and a 3.3% increase over ARPU figures for 2001 (EUR 18.2).

Lusomundo

Lusomundo	2001	1H 01	1H 02	% Chg. 1H 02/1H 01	% Chg. 1H 02/2001
Audiovisuals					
Tickets Sold ('000)	8.582	4.165	4.283	2,8%	n.m.
Lusomundo Cinemas	1.894	876	903	3,1%	n.m.
Warner Lusomundo - Portugal	6.688	3.289	3.380	2,8%	n.m.
Average Attendance Rates					
Lusomundo Cinemas	21,2%	21,1%	19,7%	-1,4 p.p.	-2,5 p.p.
Warner Lusomundo - Portugal	23,0%	23,0%	24,5%	1,5 p.p.	1,5 p.p.
Media					
Readership Rates					
Jornal de Notícias	10,1%	10,6%	10,2%	-0,4 p.p.	0,1 p.p.
Diário de Notícias	4,2%	4,4%	4,3%	-0,1 p.p.	0,1 p.p.
TSF Listening Rates	19,8%	19,2%	21,6%	2,4 p.p.	1,8 p.p.
(Top and mid management tiers in the Lisbon and Porto urban areas)					
Average Circulation per Edition					
Jornal de Notícias	106.978	108.873	104.316	-4,2%	-2,5%
Diário de Notícias	61.119	57.670	55.008	-4,6%	-10,0%

Audiovisuals

- **Tickets sold in Portugal: 4.3 million**, a 2.8% increase over the first half of 2001. Average attendance rates in Portugal stood above 20%;
- **Audiovisuals revenues: EUR 54.2 million**, a 14.5% increase over the same period last year. This significant growth was still mainly due to the success of Sony PS2 and the DVD format.

Media

- **Jornal de Notícias (JN):** maintained its leading position in the general press segment. In the second quarter 2002, JN increased from 1.2% to 1.9% the distance in terms of readership rate that separates it from its most direct competitor, while maintaining readership rates above 10%;
- **Diário de Notícias (DN):** established its leading position in the "quality" newspapers market segment, reaching an average readership rate of 4.3%;
- **Portuguese Edition of the National Geographic Magazine:** reached an average daily circulation of 86 thousand copies during the first half of 2002, which represents a 15% increase over figures for 2001 (excluding the first edition);
- **TSF:** reached the highest audience level in its target segment in the last two years: 21.6%;
- **Advertising Revenues: EUR 38.1 million,** a 13.8% decrease when compared with the first half of 2001, mostly due to the decrease in advertising spend in the daily Portuguese press.

Internet

Internet	2001	1H 01	1H 02	% Chg. 1H 02/1H 01	% Chg. 1H 02/2001
ISP					
Total Subscribers ('000)	**680**	**593**	**874**	**47,5%**	**28,5%**
Dial Up Internet Access	616	553	774	39,8%	25,6%
Broadband Internet via Cable	62	38	95	147,0%	53,2%
Broadband Internet via ADSL	2	0,6	5	733,3%	150,0%
Total Dial Up Traffic (million hours)	**36,70**	**19,20**	**17,10**	**-10,9%**	**n.m.**
PORTALS (million)					
Sapo Network					
Unique visitors per month (Dec./Jun.)	2,04	1,6	2,07	29,4%	1,5%
Page views per month (Dec./Jun.)	170,8	103,8	183,0	76,3%	7,1%

ISP

- **Number of broadband Internet access via cable subscribers: 95 thousand**, an increase of 33 thousand from December 2001 and over 2.5 times June 2001 figures.
- **Number of dial-up subscribers: 774 thousand, a 39.8% increase** over June 2001.
- PTM.com's ISP business activities evolved from a multi-brand commercial strategy to focus on only two brands: SAPO, directed exclusively at the residential market, and Telepac, directed mainly at the SoHo/SME market;
- PTM.com re-launched the free Internet access service under the brand name "Acesso SAPO" in March 2002, and renovated its pre-paid dial-up service targeted at the residential market under the brand name "SAPO Pré-pago" in June. Relying on an already well-known brand for both the access and the portal is expected to result in significant marketing synergies;
- On July 8, 2002, PTM.com re-launched the ADSL broadband Internet access service for both the residential and the SoHo/SME markets. A plug and play ADSL service, "SAPO ADSL.pt", was launched targeting residential customers and for the SoHo/SME market, a wide range of products were conceived and marketed under the brand name "Telepac ADSL.pt".

Portals

- **SAPO's page views:** 183.0 million in June 2002, a 76.3% increase over June 2001.
- **Unique visitors:** 2.07 million, a 1.5% increase over December 2001.

MAIN DEVELOPMENTS

- At the PT Multimedia Shareholder Meeting, held on August 2, it was decided that the number of members of the Board of Directors would increase from 11 to 15, under the terms of no. 1 of article 15 of the Articles of Association.

  Pursuant to the decisions taken in this Shareholder Meeting concerning the election of new board members, PT Multimedia's Board of Directors is currently composed of the following members:

  Chairman: Miguel António Igrejas Horta e Costa

  Members: Manuel Corrêa de Barros de Lancastre; Luís Filipe de Medeiros Cravo Ribeiro; José Manuel da Graça Bau; Luís Miguel da Fonseca Pacheco de Melo; José Augusto Castelhano Nunes Egreja; Manuel António Ribeiro Serzedelo de Almeida; Fernando Maria da Costa Duarte Ulrich; José Pedro Sousa de Alenquer; Joaquim Aníbal Brito Freixal de Goês; Joaquim Francisco Alves Ferreira de Oliveira; Henrique Manuel Granadeiro; Franquelim Fernando Garcia Alves; João Manuel Larroudé Trigo da Roza, and José Pedro Salas Pires

  Additionally, PT Multimedia's Executive Committee currently has the following composition:

  Chairman: Manuel Corrêa de Barros de Lancastre

  Members: Luís Filipe de Medeiros Cravo Ribeiro; José Manuel da Graça Bau; Luís Miguel da Fonseca Pacheco de Melo, and José Augusto Castelhano Nunes Egreja.

- The new PT Multimedia's Executive Committee has developed a new corporate governance model for the Company, aimed at (i) reinforcing the executive committee's control of decisions concerning the subsidiaries, (ii) bringing together the management of the several subsidiaries, ensuring a coherence approach and improved communication, and (iii) granting more effectiveness and swiftness to the decision-making process and to the execution of strategic measures. The implementation of this new corporate governance model can already be seen in the following actions:
  - Appointing members of PT Multimedia's Executive Committee to the subsidiaries' Boards of Directors;
  - Simplifying the organizational structures of TV Cabo, Lusomundo, and PTM.com:
    - PTM.com - operational merger of Telepac and Saber & Lazer (the subsidiary that operates www.sapo.pt). At present, both companies and the holding itself share the same Board of Directors and Executive Committee;
    - TV Cabo - operational merger of its seven subsidiaries that operate in continental Portugal and progress towards a full legal merger;
    - Lusomundo - ongoing implementation of the process of corporate restructuring of its operations, aiming at eliminating the duplication of structures and crossed participations;
  - Substantial reduction in the number of members of the subsidiaries' Board of Directors;
  - Creation of Central Directories within the holding company targeting key areas, such as Technological Management and Information Systems, Business Development and Strategic Marketing, Negotiation and Purchases, Human Resources, Financial Area, and Planning and Control, having in view a greater coordination of these areas within the PT Multimedia Group and the rationalization of structures;

- On July 4 and 6, 2002, PT Multimedia reported having been notified that the Lisbon Commerce Court had upheld as valid the withdrawal of the claims filed with the purpose of declaring null and void the resolutions of shareholders of PT Multimedia, which approved the last three PT Multimedia's share capital increases.

  Once these court decisions become final and effective, pursuant to paragraph b) of article 25 of the Securities Code, the PTMW, PTMX, PTMY and PTMZ classes of PT Multimedia shares will be fungible with the PTM class of shares and all PT Multimedia ordinary shares will be traded as PTM shares.

- On August 9, 2002, PT Multimedia signed an agreement with RTP, the public broadcasting television network, to sell its stake in Porto TV, the company that produces the NTV channel. RTP will hold 100% of the share capital of this company, as soon as the conditions of the agreement are fulfilled. Under the terms and conditions of this agreement, the distribution contact established between NTV and TV Cabo will remain in place and the presence of this news channel in TV Cabo's basic programming package is guaranteed. This agreement also provides that from 2003 onward, NTV's remuneration may vary according to its performance measured in terms of audience levels.
- On March 8, 2002, PT Multimedia announced its decision to acquire ("Aquisição Potestativa") the remaining 4,186,593 ordinary shares of PTM.com that it did not already own. As result of this acquisition, PT Multimedia now owns 100% of PTM.com share capital. This acquisition also resulted in the delisting of PTM.com's shares from trading in the Official Market of Euronext Lisboa and the loss of PTM.com's status as a public company.

OVERALL BUSINESS AND OPERATIONAL REVIEW

PAY-TV

During the first half of 2002, the cable network was further expanded, reaching 2,344 homes passed at the end of June, a 4.6% growth over June 2001, and covering 63% of homes located in licensed areas. The number of homes passed with two-way capabilities totalled 1,803 thousand (364 thousand more than in December 2001), which corresponds to 77% of the total number of homes passed.

Since April 2002, the DTH's platform capacity has been further enlarged, with the usage of a third transponder "Hispasat 1C".

During the first half of 2002, the total number of pay-TV subscribers reached 1,231 thousand (974 thousand cable subscribers and 257 thousand DTH subscribers), which corresponds to a 16% increase over the same period last year and a 6.1% increase over year-end 2001. As at June 30, 2002, TV Cabo's pay-TV market share was estimated at 83.4%.

The total number of cable subscribers reached 974 thousand as of June 2002, which means that 90 thousand more clients were added during the past twelve months, this corresponds to a 10% increase over June 2001 figures. Compared to figures for December 2001, there was a 4% increase, corresponding to 38 thousand new additions. This evolution has led to a penetration rate of 46%, 2.5 pp above figures for June 2001.

Continuous growth of Pay-TV has mostly been supported by the positive performance of DTH service. The number of DTH subscribers increased by around 46% over the first half of 2001, representing 81 thousand new clients, which led to a total number of 257 thousand DTH subscribers as at June 30, 2002. Growth was mainly achieved by improving the content of the packages, launching new ones to target specific market segments, and carrying out an aggressive promotional and advertising campaign. In addition, in order to improve the number of subscribers to this service, TV Cabo now offers low-cost, high-quality digital DTH decoders thus reducing by around 15% the consumer price for this equipment. Furthermore, the new decoders are already capable of offering some interactive services.

During the first half of 2002, the number of premium channel subscribers grew substantially, totalling 820 thousand subscribers in June as result of the addition of 84 thousand new subscribers since January 2002, which corresponds to an 11.4% increase. Due to this positive performance, the pay-to-basic ratio stood at 66.6%, a 3.2 pp increase over December 2001, and a 10.7 pp increase over June 2001.

The total number of premium sport channel subscribers has increased significantly primarily due to the broadcast on an almost exclusive basis of 2002 FIFA World Cup (Sport TV only had to share with RTP the rights to broadcast certain live matches). The total number of Sport TV subscribers increased by 40 thousand new subscribers during the first half of 2002 (11 thousand in the first quarter and 29 thousand in the second one) from 335 subscribers as of December 31, 2001, which compares with the 29 thousand new subscribers added during the same period last year.

The total number of premium movie channels subscribers showed a 34.6% growth over the first half of 2001. This performance is mainly due to the improvement in programming and to the fact that, in December 2001, TV Cabo started to offer the Disney Channel, reserving access to this channel only to its premium movie channels subscribers.

Pay-TV ARPU reached EUR 18.8, which represents a 5.6% growth over the first half of 2001, and a 3.3% increase over ARPU figures for 2001 (EUR 18.2).

IDTV

During the first half of 2002, TV Cabo remained focused on identifying and solving the hardware and software problems of IDTV set-top-boxes, trying to achieve a stable technological platform in order to expand this service.

Additionally, the IDTV service was upgraded, in order to make its applications more attractive and functional. Moreover, market research was conducted and the behaviour of the present subscribers of this service analysed in order to identify its target audience and its key applications.

Media

Newspapers

NEWSPAPERS - Average Circulation per Edition				
Newspapers	**2001**	**1Q 02**	**1H 01**	**1H 02**
Jornal de Notícias	106.978	105.922	108.873	104.316
Diário de Notícias	61.119	59.348	57.670	55.008
24H	32.061	31.213	31.731	36.676
Público	55.273	53.226	54.359	n.d.
Correio da Manhã	102.280	97.594	100.969	n.d.
Capital	11.501	8.555	13.086	n.d.

Source: APCT and Lusomundo since March 2002

During the first half of 2002, the average daily circulation of Jornal de Notícias reached around 104 thousand copies, representing a 4.2% decrease when compared with the average daily circulation of the first half of 2001. This decrease can be accounted for primarily due to the fact that promotional activities carried out in the first quarter of 2001 in connection with "Porto 2001 – European Capital of Culture" had a very positive impact on circulation levels during the first quarter of 2001, enabling Jornal de Notícias to reach daily circulation levels of over 112 thousand copies, and that a similar promotional campaign was not conducted in 2003.

Diário de Notícias reached an average daily circulation of 55 thousand copies, representing a 4.6% decrease when compared with the first half of 2001, mostly due to the less significant impact of the promotional activities carried out in the first half 2002.

In June 2002, the circulation of the newspaper 24 Horas exceeded the 47 thousand copies, surpassing the 50 thousand copies benchmark in certain editions. This positive performance was achieved on the back of the success of the promotional activities connected to soccer and the several supplements on 2002 FIFA World Cup published during this period. On average, this newspaper reached a daily circulation of 36.7 thousand copies during the first half of 2002, a 15.6% increase over the same period last year.


Readership Rates
14%
12%
10%
8%
6%
4%
2%
0%
Apr 00 - Jun 00
Sept 00 - Dec 00
Jan 01 - Mar 01
Apr 01 - Jun 01
Sept 01 - Dec 01
Jan 02 - Mar 02
Apr 02 - Jun 02
10,5%
12,1%
11,0%
13,3%
11,8%
13,0%
11,4%
9,7%
11,7%
11,2%
10,6%
10,1%
10,6%
10,2%
8,2%
8,7%
8,7%
7,9%
8,0%
9,4%
8,3%
5,6%
5,2%
4,2%
4,4%
4,2%
5,2%
4,3%
4,1%
4,4%
5,0%
4,7%
4,5%
4,1%
3,9%
1,7%
1,8%
1,8%
1,6%
1,7%
1,9%
2,0%
Notícias Magazine
Jornal de Notícias
Diário de Notícias
24H
Público
Correio da Manhã

Source: Bareme

Following a general increase in the press audience levels during the first quarter of 2002, the main general daily newspapers posted a decrease in the number of readers between April and June. In the second quarter of 2002:

- Notícias Magazine (the magazine distributed with the Sunday edition of Diário de Notícias and Jornal de Notícias) maintained the largest audience in Portugal, reaching an average audience level of 11.4%;

- Jornal de Notícias maintained its leading position in the general press segment. In the second quarter 2002, JN increased from 1.2% to 1.9% the distance in terms of readership rate that separates it from its most direct competitor, while maintaining readership rates above 10%;

- The average audience levels of Diário de Notícias reached 4.3%. Diário de Notícias is now the leader among “quality” newspapers;

- Following a year of continuous growth, the audience levels of 24 Horas exceeded 150 thousand readers. This newspaper had an average audience level of 2%, a 0.4 pp increase over the same period last year.

Radio


Listening Rates
Top and Mid Management Tiers in Lisbon and Oporto Urban Areas
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
Jan 01 - Mar 01
Apr 01 - Jun 01
Jun 01 - Sept 01
Sept 01 - Dec 01
Jan 02 - Mar 02
Apr 02 - Jun 02
19,3%
19,2%
12,3%
19,8%
17,8%
21,6%
17,7%
22,7%
17,9%
20,1%
23,3%
22,3%
15,2%
10,7%
14,0%
9,1%
8,8%
9,8%
8,7%
5,7%
7,9%
5,8%
6,5%
5,4%
4,9%
7,1%
5,4%
5,4%
5,6%
5,1%
TSF
RFM
Comercial
Nostalgia
RRC1

Source: Bareme

During the second quarter of 2002, TSF recorded the highest audience level in its target segment in the last two years: 21.6%. The difference in terms of audience that separates TSF from the leader in its target segment now stands at 0.7 pp. This positive performance was mainly attributable to the renovation of its programming format carried out at the beginning of 2002, when more flexible news schedules were adopted and more traffic information was introduced.

Magazines

MAGAZINES - Average Circulation per Edition

Magazine	2001	1Q 02	1H 01	1H 02
Grande Reportagem	19.892	17.256	20.892	16.959
Evasões	24.482	20.645	25.463	22.100
Volta ao Mundo	30.298	33.071	31.203	34.545
Viver com Saúde	28.036	24.968	29.682	24.502
Mundo do CD Rom	10.987	12.405	10.759	11.923
National Geographic Magazine	79.673	83.394	88.227	86.112

Source: APCT and Lusomundo since March 2002

During the first half of 2002, the National Geographic Magazine, one of the largest editorial successes in Portugal in the last few years, reached an average circulation of 86 thousand copies. This performance represents a 15% growth over 2001 figures, excluding the first edition. Between April and June, the average circulation of this magazine reached 3.9%, a 0.2 pp increase over the average circulation level of 2001. As a complement to this magazine, a publication dedicated to a more adventurous audience, National Geographic Adventure, was launched in June.

Grande Reportagem underwent graphical and editorial upgrading in the first half of 2002, and the average circulation of Volta ao Mundo exceeded the 34 thousand copies.

In July, the decision to close down the magazines Cinemania and Adolescentes was taken as no positive future return was expected.

Audiovisuals

Film Distribution

During the first half of 2002, Lusomundo distributed 39 new titles, which were responsible for more than 4.5 million admissions to Portuguese movie theatres in the first half of 2002. Among the new titles were "A Beautiful Mind", "Asterix & Obelix – Mission Cleopatra", "Vanilla Sky", " Monsters, Inc", "40 Days & 40 Nights" and "The Scorpion King", which were responsible for more than 2 million admissions. During the first half of the year, six of the top ten blockbusters were distributed by Lusomundo.

Cinema Exhibition

During the first half of 2002, Lusomundo's movie theatres in Portugal (Lusomundo Cinemas and Warner Lusomundo) had 4.3 million admissions, a 2.8% increase over the same period last year.

During the first six months of 2002, the number of Lusomundo Cinemas' movie theatres decreased to 38 screens, following the closing down of two screens, one in Amadora and the other one in Funchal.

During the first half of 2002, Lusomundo's movie theatres in Spain reached 3.2 million admissions, a 13.8% increase over the same period last year. Growth is mainly attributable to the opening of the Oviedo Multiplex in May 2001, and the Valencia Multiplex during the first quarter of 2002, thus adding 13 screens to the existing 82. On a comparable basis, the number of admissions had a 9.7% decrease over the first half of 2001 due to the exhibition of a lower number of blockbusters during the first half of 2002.

Video and videogames

The DVD format remained dynamic posting an 81% growth in terms of sales when compared with the same period last year, and gradually replacing VHS, whose sales presented a 26% decrease.

Revenues for this business segment were mainly attributable to the release of several popular videos geared toward a younger audience, such as "Atlantis", "The Emperor's New Groove" and "Cinderella II", and others geared toward an adult audience, such as "Tomb Raider", "Final Fantasy" and "Pearl Harbour.

In the videogames business segment, and taking into account the fact that almost half a million households in Portugal own a Playstation, the sale of accessories and videogames such as "Final Fantasy", "Metal Gear Solid" and "GT3 (Platinum)" was intensely promoted.

In addition, several marketing campaigns were carried out in order to accelerate the penetration of PlayStation 2 in the market.

Internet

TV Cabo - Cable Broadband Internet Access

Netcabo, TV Cabo's broadband Internet access service, continued to post strong growth. In June 2002, this service had 95 thousand subscribers and around 245 thousand users. During the first half of 2002, 33 thousand new subscribers were added, which corresponds to a 53% growth over December 2001.

At the end of June 2002, around 10% of cable pay-TV subscribers had already joined the broadband Internet access service, which compares with 5% in June 2001. In two-way capabilities areas, 12% of cable pay-TV subscribers have NetCabo.

During the first half of 2002, Netcabo ARPU reached EUR 33.2, an 11% increase over the same period last year. Growth was achieved mostly because TV Cabo took advantage of the window of opportunity in the broadband Internet access services in Portugal. The Netcabo service added new corporate clients, and consumption, measured in terms of traffic, has been growing: clients are now exceeding more frequently the national and international traffic limits included in the basic price, consequently, they are paying the additional fees.

During this period, TV Cabo continued to invest on the development of additional functionalities of the Netcabo service, trying to fulfil the needs of its most demanding clients. Therefore, TV Cabo has launched a wireless solution that allows users to have broadband Internet access anywhere inside their houses or even in the surrounding areas. Moreover, this equipment gives clients the added possibility of setting his/her own intranet, having Internet access on several PCs or laptops distributed from a sole access with no need for additional cables.

Regarding specific contents for broadband access, an on-line video store – "Premier" - was launched on SAPO's broadband channel (http://speedy.sapo.pt). Premier allows users to watch videos for a charge. The video rental period, starting from the moment the video is downloaded, may vary between one and three days. During that period, the user may watch the video as many times as he or she wishes. Premier is mainly directed at NetCabo customers who use their broadband access to watch the videos with higher standards of quality and image.

PTM.com - Dial-up Access Service and ADSL Broadband Access Service

In order to leverage SAPO's leadership position in terms of reach and share of mind, and to achieve a leadership position in the ISP market, PTM.com has realigned its strategy with the aim of promoting its access services to particular market segments. This realignment is comprised of:

- Evolving from a multi-brand commercial strategy in the ISP business to focusing on only two brands: SAPO, directed exclusively at the residential market, and Telepac, directed mainly at the corporate market;

- Focusing on ADSL broadband Internet access;

- Limiting the access to certain contents and services of the portal SAPO to subscribers of such content and services. At the same time, certain contents/services were associated to the Telepac Internet access service and reserved only for Telepac's clients.

Pursuant to the strategy of using no more than two generic reference brands, PTM.com re-launched the free Internet access service under the brand name "Acesso SAPO" in March 2002, renovated its pre-paid dial-up service targeted at the residential market under the brand name "SAPO Pré-pago" in June 2002, and launched the ADSL broadband Internet access service targeted at the residential market under the

brand name "SAPO ADSL.pt". Relying on an already well-known brand for both the access and the portal is expected to result in significant marketing synergies.

On July 8, PTM.com re-launched the ADSL broadband Internet access service for both the residential and the SoHo/SME markets, which had been marketed under the brand name "Netfast". In terms of the residential market, SAPO ADSL.pt was launched at a fixed price similar to that of TV Cabo's Netcabo service, and a self-install kit was made available. A wide range of products targeted at the SoHo/SME market were conceived, which can be adjusted to the specific needs of the several sectors of this segment, all of which are marketed under the brand name "Telepac ADSL.pt". An aggressive marketing campaign was carried out to support the re-launch of the ADSL service.

Aiming not only at promoting customer loyalty and attracting more clients to the Internet access service, but also at generating additional portal revenues, PTM.com restricted the access to certain contents in June 2002. These contents are now exclusively available to Telepac Internet access service subscribers registered on NetBI, SAPO's authentication system. Between 7 p.m. and 7 a.m. on working days and all weekends, certain channels have totally restricted access (Disney Blast, Jornais do Mundo, Genealogia and Cartoon), while some others (Astrologia, Gameover, Netfeminina and Saúde) have limited access to certain areas.

During the first half of 2002, Telepac (the ISP and ASP owned by PTM.com) showed consistent growth of its subscriber base, even though the first stage of rapid growth that followed the introduction of free access is over. On June 30, the number of Telepac dial-up subscribers reached over 774 thousand, a 39.8% increase over the same period last year.

Given the expansion of the residential market to the lower income segments of the population, and the inaccurate knowledge some clients have of the total cost of free access, the new narrowband clients prefer the free access services, slowly but steadily reducing the usage of dial-up paid services. At the end of the first half of 2002, free access subscribers corresponded to 86% of the total number of Telepac dial-up service subscribers.

Total dial-up traffic reached 17.10 million hours during the first half of 2002, which corresponds to a 10.9% decrease when compared with traffic levels for the same period last year. This drop reflects the impact of fixed price broadband access services, which caused heavy users to opt for faster access solutions at a fixed price.

Netfast, the first ADSL broadband Internet access service launched by PTM.com reached 5 thousand subscribers at the end of June 2002, which compares with 2 thousand subscribers at the end of December 2001. In the first two months post launch of the new ADSL service additional 4.3 thousand customers were connected.

Portals and E-Commerce
During the first half of 2002, www.sapo.pt maintained its leadership position. According to Marktest data for the second 2002 quarter of 2002, SAPO reached 61.9% in terms of share of mind.

In June 2002, the number of page views amounted to 183 million, a 7.1% increase over December 2001. The number of unique visitors per month amounted to 2.07 million, a 1.5% growth over December 2001. Profiting from the integration of Acesso SAPO and NetBI, NetBI's records showed positive growth, reaching 923 thousand subscribers in June 2002 up from 638 thousand subscribers in December 2001.

During the first half of 2002, SAPO demonstrated its ability to innovate and continuously update the services it provides:

- "Mensageiro" (SAPO's Instant Messaging Service) was re-launched in a second version that is easier to install and more user friendly. The new "Mensageiro" features additional capabilities, such as "Emotions" (the possibility of sending small images during conversations), "Friends" search by profile, and the ability to send and receive e-mail messages;

- SAPO's search engine was reformulated and it now allows image searches;

- SAPO's Agenda was integrated into SAPO's Web-mail, allowing users to search and use their personal notebook from their mail box with no need for additional passwords;

- SAPO now also offers the POP3 paid service that allows users to view their SAPO email messages using their usual mail software. For Acesso SAPO users this is a free service;

- An innovative mobile phone image service was launched. This service allows users to create customized images from a photograph (such as their own face) and send it to the mobile phone screen.

During the first half of 2002, several temporary channels were launched. These were related to Mardi Grass, Valentine's Day, Father's Day, Oscar Night, Mother's Day, and "Queima das Fitas" (a major academic festivity). The official site of the Film Festival Fantasporto 2002 was also launched during this period. Also the financial news channel Agência Financeira (http://agenciafinanceira.sapo.pt) was upgraded during this period. Along with this news channel, a paid news service, "Diário Financeiro", was launched. This service sends subscribers a daily report written by Agência Financeira summarizing the main financial news of the day.

As far as paid contents are concerned, SAPO launched, together with SIC, the official site of the reality show Masterplan broadcasted by SIC (http://masterplan.sapo.pt). In order to have access to the premium contents of SAPO Masterplan, the user has to subscribe to SAPO Internet access service and pay a premium fee to view SAPO Masterplan's contents. There is also the possibility of asking via SMS for a password and an access login that give the user access during a 24-hour period.

We would also like to highlight the launch of a pop-up sponsored by Nike that was mainly dedicated to the coverage of the 2002 FIFA World Cup, featuring links to several sources of news, and online running commentaries on the matches.

During the first half of 2002, there was a clear bet on ShoppingSAPO. A new advanced search feature was launched that allows users to search articles by name, description, and price, including several options for sorting results. ShoppingSAPO also took advantage of the launch of the new SAPO search engine that, when displaying results, highlights on a side taskbar the available products on ShoppingSAPO connected to the searched item.

In June 2002, Shopping SAPO had 95 online stores. The new stores include: Compaq/HP, ACJ magazine store, as well as the Benfica, Sporting and Porto stores. The first store based on the "Marketplace Outlet" concept was launched, together with TMN. This store sells mobile phones that are no longer manufactured at very attractive prices.

Trying to profit from SAPO's leadership position and its capacity to generate traffic, this portal started a strategy of "traffic sale" establishing agreements with leading companies, in which SAPO is remunerated according to the total number of visitors that it manages to channel to those companies' sites. The means of channelling traffic are defined by SAPO and may be something ranging from the traditional banner, to highlights in the homepage, or including initiatives like online games and quizzes, in which the user can only participate if he or she accumulates a certain number of points by buying products from the brand that is being promoted. Pursuant to this strategy, SAPO has already established agreements with several companies, among which are: Páginas Amarelas, Selecções do Reader's Digest, Compal, Pingo Doce, Massimo Dutti, Uncle Ben's, L'Oréal and McDonalds.

Consolidated Financial Results

During the first half of 2002, Deltapress was excluded from PT Multimedia's consolidation, since on June 20, 2002 Lusomundo sold its 79.5% stake in Deltapress to VASP and subscribed to a third of VASP's share capital, pursuant to the terms of the agreement signed in October 2001 with Impresa and Cofina. Deltapress net loss during the first half of 2002 was recorded by the equity method of accounting.

As of July 1, 2002, the minority investment in VASP will be recorded by the equity method of accounting.

Therefore, for a more accurate analysis, comparisons between the results for the first half of 2001 and the results for the first half of 2002 will be based on a pro-forma Income Statement for the first half of 2001 that excludes Deltapress from the consolidation.

	1H 01	Pro-Forma 1H 01	1H 02	% Chg. 1H 02/1H 01	% Chg. 1H 02/PF1H 01
Revenues					
TV Cabo	126.779	126.779	172.345	35,9%	35,9%
Lusomundo	134.940	116.260	120.451	-10,7%	3,6%
Audiovisuals	*47.305*	*47.305*	*54.168*	*14,5%*	*14,5%*
Media	*68.629*	*68.629*	*65.561*	*-4,5%*	*-4,5%*
Services	*19.521*	*3.842*	*4.890*	*-75,0%*	*27,3%*
Adjustments and Holding	*(515)*	*(3.516)*	*(4.168)*	*n.m.*	*n.m.*
PTM.com	25.428	25.428	37.741	48,4%	48,4%
Adjustments and Holding	(2.244)	(2.244)	(3.109)	-38,5%	-38,5%
Total	**284.903**	**266.226**	**327.428**	**14,9%**	**23,0%**
EBITDA					
TV Cabo	15.846	15.846	30.704	93,8%	93,8%
Lusomundo	13.148	14.238	7.778	-40,8%	-45,4%
Audiovisuals	*6.410*	*6.410*	*7.366*	*14,9%*	*14,9%*
Media	*6.989*	*6.989*	*807*	*-88,5%*	*-88,5%*
Services	*(173)*	*854*	*1.198*	*n.m.*	*40,3%*
Adjustments and Holding	*(78)*	*(15)*	*(1.593)*	*n.m.*	*n.m.*
PTM.com	(5.712)	(5.712)	(2.395)	58,1%	58,1%
Adjustments and Holding	(5.295)	(5.547)	(3.442)	35,0%	37,9%
Total	**17.987**	**18.825**	**32.645**	**81,5%**	**73,4%**
EBIT	**(14.219)**	**(12.972)**	**(7.085)**	**50,2%**	**45,4%**
Interest and other financial expenses	(19.037)	(18.969)	(31.779)	-66,9%	-67,5%
Interest and other financial income	3.624	3.622	10.506	189,9%	190,1%
Equity in earnings (losses) of investees	(3.003)	(4.046)	(12.883)	-329,0%	-218,4%
Amortization of goodwill	(23.861)	(23.861)	(26.289)	-10,2%	-10,2%
Gains (losses) on disposals of fixed assets	(2.769)	(2.769)	1	n.m.	n.m.
Other non-operating income (losses), net	49.862	49.862	(8.363)	n.m.	n.m.
Income /(Loss) Before Income Tax	**(9.403)**	**(9.133)**	**(75.892)**	**-707,1%**	**-731,0%**
Consolidated Net Loss Before Minority Interests	**(11.783)**	**(11.513)**	**(78.032)**	**-562,2%**	**-577,8%**
Consolidated Net Income /(Loss)	**(20.142)**	**(20.142)**	**(78.153)**	**-288,0%**	**-288,0%**

During the first half of 2002, PT Multimedia's consolidated operating revenues reached EUR 327.4 million, a 23.0% increase over pro-forma figures for the same period last year.

TV Cabo's revenues continued to post strong growth and accounted for 52.6% of total revenues, while Lusomundo's revenues represented 36.8%. Portal and ISP/ASP businesses revenues were responsible for 11.5% of total revenues.

EBITDA reached EUR 32.6 million, a 73.4% increase over pro-forma figures for the first half of 2001. This increase was achieved mostly due to the positive performance of TV Cabo. TV Cabo's EBITDA almost doubled, reaching EUR 30.7 million. PTM.com's start up operations recorded an EBITDA of negative EUR 2.4 million, while Lusomundo's operations reached a positive EBITDA in the amount of EUR 7.8 million.

During the first half of 2002, PT Multimedia reported a Consolidated Net Loss of EUR 78.2 million, which compares with a Consolidated Net Loss of EUR 20.1 million in the first half of 2001.

Although the Operating Income for the first half of 2002 (EUR 7.1 million) was higher than the Operating Income for the first half of 2001 (EUR 14.2 million), the Net Loss was higher due to the following reasons:

- Net Loss in the first half of 2001 included an extraordinary gain in the amount of approximately EUR 47.8 million, resulting from the exchange of the 100% stake held in Zip.net for a 17.94% stake in UOL;
- In the first half of 2002, foreign currency exchange losses in the amount of EUR 11.9 million were accounted for following the sale of UOL convertible bonds and related accumulated interest to Portugal Telecom SGPS;
- In the first half of 2002, a provision of EUR 14.1 million was created to cover the devaluation risk associated with certain assets held by PTM.com subsidiaries;
- Subsidiaries' losses increased by EUR 9.9 million, due to the increase in the number of PT Multimedia's participations in start-up companies.

It should be pointed out that, during the first half of 2002, the amortization period of the goodwill associated with acquisition of minority interests in PTM.com was changed from six to twenty years, since PTM.com's business plan indicates the latter as the most adequate period for investment recover.

Consolidated Debt

Consolideted Debt Structure (thousands of Euros)	31-Dec-01	31-Mar-02	30-Jun-02
Short Term Debt	**57.432**	**65.946**	**36.526**
Overdrafts and Bank Loans	40.432	50.946	30.026
Commercial Paper	17.000	15.000	6.500
Medium and Long Term Debt	**717.800**	**741.300**	**669.157**
Shareholder Loans	677.776	701.276	604.647
Commercial Paper	39.988	39.988	64.488
Bank Loans	36	36	22
Total Debt	**775.232**	**807.246**	**705.683**
Cash and Cash Equivalents	**33.238**	**50.856**	**31.510**
Consolidated Net Debt	**741.994**	**756.390**	**674.173**

As of June 30, 2002, PT Multimedia's debt was EUR 705.7 million. Debt is composed almost entirely of shareholder loans made by Portugal Telecom (86%) and it mainly matures in the medium and long term (95%).

During the first half of 2002, PT Multimedia reduced its net debt by EUR 67.8 million due to the amortization of shareholders' loans. Although the Company received a loan in the amount of EUR 42.6 million from Portugal Telecom, PT Multimedia managed to amortize EUR 115.7 million of shareholders' loans with the proceeds of the sale of UOL's convertible bonds, and related accumulated interest to Portugal Telecom.

It is also worth mentioning that EUR 18 million of the EUR 24.5 million increase in long term loans in the form of commercial paper corresponds to the conversion of Lusomundo's short term debt into medium and long term debt.

PT Multimedia's balance sheet includes an account payable to Portugal Telecom of EUR 56.6 million (EUR 43.9 million at the end of 2002) corresponding to interest on shareholders' loans.

Investment

Total investment during the first half of 2002 reached EUR 59.2 million, EUR 19.1 million of which correspond to financial investments, which mainly result from the acquisition of the remaining 4,186,593 PTM.com shares (EUR 8.1 million), and from the participation in VASP's share capital increase (EUR 3.5 million), which allowed Lusomundo to hold a 33.33% stake in this company's share capital.

Total Invesment (thousands of Euros)	1H 01	1H 02	% Chg. 1H 02/1H 01
TV Cabo	45.322	32.130	-29,1%
Lusomundo	4.813	7.667	59,3%
PTM.com	307.811	9.171	-97,0%
Outros	291.021	10.238	-96,5%
Total	**648.967**	**59.206**	**-90,9%**

CAPEX during the first half of 2002 reached EUR 40.1 million, a 28.0% decrease when compared with the same period last year. CAPEX weight as a percentage of revenues also decreased substantially (12.2% during the first half of 2002, which compares with 19.5% during the same period last year).

The investment made was essentially used to expand TV Cabo's network, develop the audiovisuals business, and prepare the ISP infrastructure to allow the large scale launching of the ADSL broadband Internet access service.

The breakdown of CAPEX by business line is set out below:

CAPEX (thousands of Euros)	1H 01	1H 02	% Chg. 1H 02/1H 01
TV Cabo	45.322	32.130	-29,1%
Lusomundo	4.813	3.672	-23,7%
PTM.com	5.376	3.993	-25,7%
Outros	126	274	117,5%
Total	**55.637**	**40.069**	**-28,0%**
CAPEX/Revenues (%)	**19,5%**	**12,2%**	**-7,3 p.p.**

TV Cabo

TV CABO (thousands of Euros)	1H 01	1H 02	% Chg. 1H 02/1H 01
Operating Revenues	**126.779**	**172.345**	**35,9%**
Services rendered	122.699	166.779	35,9%
Sales of merchandise and products	4.080	5.566	36,4%
Operating Costs and Expenses	**130.770**	**168.008**	**28,5%**
Wages and salaries	15.757	15.707	-0,3%
Costs of telecommunications	11.507	12.769	11,0%
Programming costs	44.772	57.799	29,1%
Network maintenance and repairs	2.235	3.805	70,2%
Marketing and publicity	6.355	5.212	-18,0%
Other general and administrative	27.993	40.212	43,7%
Costs of products sold	4.534	5.314	17,2%
Depreciation and amortization	19.837	26.367	32,9%
Provisions for doubtful receivables	1.771	3.443	94,4%
Taxes other than income taxes	773	807	4,4%
Other net operating income	(4.764)	(3.427)	28,1%
Operating Income/(Loss)	**(3.991)**	**4.337**	**n.m.**
Income/(Loss) Before Income Tax	**(5.232)**	**3.241**	**n.m.**
Income/(Loss) Before Minoritary Interestes	**(6.001)**	**1.293**	**n.m.**
Net Income/(Loss)	**(6.479)**	**814**	**n.m.**
EBITDA	**15.846**	**30.704**	**93,8%**
EBITDA Margin	**12,5%**	**17,8%**	**5,3 p.p.**

During the first six months of 2002, TV Cabo's revenues reached EUR 172.3 million, a 35.9% increase from EUR 126.8 million in the same period last year. Growth was primarily due to the 16.1% increase in the number of pay-TV subscribers coupled with an ARPU increase resulting from the 10.7 pp increase in the pay-to-basic ratio. This positive performance was also supported by the increase in the Internet business, whose revenues reached around EUR 20 million at the end of the first half of 2002 (which compares with around EUR 7 million in the first half of 2001), and the increase in advertising revenues, which more than doubled the figures for the same period last year (reaching EUR 6.8 million in June 2002 up from EUR 3.1 million in June 2001).

During the first six months of 2002, TV Cabo's EBITDA amounted to EUR 30.7 million, which is almost twice as much as the EBITDA for the same period last year. EBITDA margin had a 5.3 pp increase over the same period last year and now stands at 17.8%. The positive performance of EBITDA and its margin reflects, on the one hand, the result of cost control measures adopted at the beginning of 2002, and, on the other hand, the improvement in the performance of the several business operations, particularly the broadband Internet access service.

Operating costs amounted to EUR 168 million in the first half of 2002, a 28.5% growth over the same period last year. The main components of operating costs had the following evolution:

- Wages and salaries were similar to the figures for the first half of 2001, mostly due to the reduction, between June 2001 and June 2002, in the number of employees (from 1,124 to 930), in connection with corporate restructuring measures implemented during the second half of 2001. This reduction in staff offset the increase in the average monthly cost per person, caused by the need to hire more qualified personnel, as a result of the development of new business operations (Internet and IDTV);

- In spite of the change in the strategy of TV Cabo in terms of satellite capacity[1], telecommunication costs decreased by around 11%, due to the development of the NetCabo service, which represented additional costs in terms of lease of fibre optical cable, and payment of international Internet access;

[1] Since June 2002, TV Cabo has altered the nature of the contracts established with the satellite capacity provider (Hispasat 1C), and it now capitalizes the rights to use that capacity. During the first half of 2001, costs with the lease of the Hispasat 1C satellite capacity were in the amount of EUR 2.2 million. Additionally, with the use of a third transponder since April 2002, TV Cabo no longer bears the costs it had with the rental of a transponder it shared with Via Digital, which allowed for a cost reduction in the amount of EUR 371 thousand when compared with figures for June 2001.

- Programming costs increased not only due to the growing number of premium subscribers, but also to the improvement of programming content carried out during 2001, whose impact on the costs will be fully felt during 2002;

- General and administrative costs rose mainly due to the increase of business operations (which resulted in an increase in billing costs and commercial costs, among others), and the development of TV Cabo's main call center, demanded by the growing number of clients and the specificities of the Internet and ITDV business operations.

It is also worth mentioning that, during the first half of 2002, TV Cabo's Net Income amounted to EUR 814 thousand, and, for the first time in its history, this subsidiary reached the break-even point in terms of Net Income.

During the first half of 2002, total investment made by TV Cabo totalled around EUR 32.1 million (around EUR 11 million of which went to terminal equipment, such as digital decoders for DTH, set-top-boxes for premium channels, and cable modems for the NetCabo service), which compares with EUR 45.3 million invested during the first six months of 2001. This drop in investment is mostly due to the decrease in rented terminal equipment and the slow-down of the investment effort in the IDTV business.

Lusomundo

In October 2001, Lusomundo, Impresa and Cofina signed an agreement to combine and integrate the distribution activities of Deltapress (79.5% owned by Lusomundo and 20.5% owned by Cofina) and VASP (50% indirectly owned by Impresa and 50% owned by Cofina). The execution of this agreement was subject to obtaining a decision of non-opposition issued by the Industry, Commerce and Services Secretary of State. This decision was only obtained in June 2002.

Therefore, during the first quarter of 2002, Lusomundo fully consolidated Deltapress results, since as at March 31 it still held 79.5% of that company.

On June 20, 2002, according to the terms of the agreement, Lusomundo sold VASP its 79.5% stake in Deltapress and subscribed to a capital increase in VASP, which allowed it to hold a third of VASP's share capital. Therefore, Deltapress was excluded from Lusomundo's consolidation in the first half of 2002, and its Net loss for the first half of 2002 was recorded by the equity method of accounting.

As of July 1, 2002, the minority investment in VASP will be recorded by the equity method of accounting.

In order to supply a more accurate analysis, comparisons between Lusomundo's results in the first half of 2002 and in the first half of 2001 will be based on a pro-forma Income Statement for the first half of 2001 that excludes Deltapress from the consolidation.

REVENUES BREAKDOWN (thousands of Euros)	**1H 01**	**1H 02**	**% Chg. 1H 02/1H 01**
Audiovisuals			
Theatrical Exhibition	19.825	21.327	7,6%
Film Distribution	3.783	3.234	-14,5%
Exhibition Rights	1.222	2.217	81,4%
Video	13.366	14.183	6,1%
Videogames	8.562	12.576	46,9%
Other	547	631	15,4%
Total	**47.305**	**54.168**	**14,5%**
Media			
Advertising	44.174	38.073	-13,8%
Copies Sold	16.406	17.923	9,2%
Complementary Products	3.868	5.543	43,3%
Editorial Notícias	3.954	3.938	-0,4%
Other	227	84	-63,0%
Total	**68.629**	**65.561**	**-4,5%**
Services (excl. intra-group transactions)			
Press and Magazines Distribution	-	134	n.m.
Newspapers Printing	668	843	26,2%
Video and Videogames Distribution	105	56	-46,7%
Other	87	143	64,4%
	860	**1.176**	**36,7%**
Consolidation Adjustments	(534)	(454)	15,0%
Consolidated Operating Revenues	**116.260**	**120.451**	**3,6%**

During the first half of 2002, the Lusomundo Group's consolidated revenues reached EUR 120.5 million, a 3.6% growth over the same period last year (excluding Deltapress from the consolidated revenues in the first half of 2001). This evolution is mainly due to the good performance of the audiovisual business segment, whose revenues continued to increase in contrast with the media business, whose performance was once again limited by the decline in advertising spend.

During the first six months of 2002, audiovisual revenues amounted to EUR 54.2 million, reflecting a 14.5% increase over the same period last year. Growth was primarily due to the positive performance in the videogames business segment, whose revenues increased by 46.9%. Playstation sales showed a 37% increase, while games and accessories showed a 137% increase in spite of the rise in competition during the first half of the year.

Cinema exhibition revenues amounted to EUR 21.3 million, a 7.6% growth over the first six months of 2001, as result of the good performance of Warner Lusomundo movie theatres.

Film distribution revenues posted a decrease because the number of new titles launched by the majors in the first six months of 2002 was lower than the new releases during the first half of 2001. Additionally,

during the first half of 2001, a larger number of blockbusters were released, with titles such as "Castaway", "Hannibal", "The Mummy Return" and "What Women Want".

The video business segment revenues posted a 6.1% increase. This performance was especially good taking into account the fact that, at the beginning of 2002, Lusomundo ceased to count on Warner's catalogue, since this was re-launched in the market by Warner itself. The DVD format, whose revenues grew by more than 80%, is still the major responsible agent for the increase in this business segment.

During the first half of 2002, media business operating revenues reached EUR 65.6 million, a 4.5% decrease when compared with the same period last year.

The unfavourable economic environment during the first six months of 2002 had a negative impact on the advertising market, resulting in a EUR 6.1 million decrease (-13.8%) in Lusomundo's advertising revenues when compared with the same period last year.

This drop in advertising spend was compensated by an upsurge in newspaper revenues due to the increase in the cover price of most of the Group's newspapers, the high circulation levels of 24 Horas, and the total number of products sold in connection with the promotional campaigns carried out by Jornal de Notícias. In addition, during the first half of2002, revenues in this business segment reflect six months of sales of the National Geographic Magazine, while in 2001, this magazine only contributed with three months of sales, since it was only launched in April 2001.

LUSOMUNDO	Audiovisuals		Media		Services		Adjustments and Holding		TOTAL		
(thousands of Euros)	1H 01	1H 02	1H 01	1H 02	1H 01	1H 02	1H 01	1H 02	1H 01	1H 02	% Chg.
Operating Revenues	**47.305**	**54.168**	**68.629**	**65.581**	**3.842**	**4.890**	**(3.516)**	**(4.168)**	**116.260**	**120.451**	**3,6%**
Operating Costs	**44.125**	**50.038**	**63.674**	**66.673**	**4.129**	**4.865**	**(3.791)**	**(2.887)**	**108.137**	**118.689**	**9,8%**
Cost of Sales	12.047	16.160	15.872	14.551	575	672	(362)	(5)	28.132	31.398	11,6%
Third Party Services	24.461	26.347	25.708	27.761	1.239	1.632	(3.930)	(3.736)	47.478	54.004	13,7%
Wages and Salaries	4.157	4.908	20.156	20.435	1.243	1.442	586	602	26.142	27.387	4,8%
Depreciation and Amortization	3.230	3.236	2.034	1.919	1.141	1.173	(290)	(312)	6.115	6.016	-1,6%
Provisions	134	(61)	1.033	2.119	-	4	-	70	1.167	2.132	82,7%
Taxes Other Than Income Taxes	150	129	125	104	15	17	28	102	318	352	10,7%
Other Operating Costs	(54)	(2.701)	(1.254)	(216)	(84)	(75)	177	392	(1.215)	(2.600)	-114,0%
Operating Income/(Loss)	**3.180**	**4.130**	**4.955**	**(1.112)**	**(287)**	**25**	**275**	**(1.281)**	**8.123**	**1.762**	**-78,3%**
Amortization of Goodwill	-	-	1.024	1.049	6	6	(1)	95	1.029	1.150	11,8%
Net Financial Results	(1.448)	(1.457)	(1.592)	(1.386)	(438)	(720)	(928)	(1.759)	(4.406)	(5.322)	-20,8%
Net Extraordinary Results	(1.268)	(1.624)	(431)	(469)	831	2.625	(1.148)	237	(2.016)	569	n.m.
Income/(Loss) Before Income Tax	**464**	**849**	**1.908**	**(4.016)**	**100**	**1.924**	**(1.800)**	**(2.898)**	**672**	**(4.141)**	**n.m.**
Income Tax	452	682	1.522	180	93	(179)	(522)	(526)	1.545	157	-89,8%
Net Income/(Loss) Before Minority Interests	**13**	**167**	**387**	**(4.196)**	**7**	**2.103**	**(1.280)**	**(2.372)**	**(873)**	**(4.298)**	**-392,3%**
Net Income/(Loss)	**(100)**	**(88)**	**287**	**(4.304)**	**(36)**	**1.888**	**(1.617)**	**(1.274)**	**(1.466)**	**(3.778)**	**-157,7%**
EBITDA	**6.410**	**7.366**	**6.989**	**807**	**854**	**1.198**	**(15)**	**(1.593)**	**14.238**	**7.778**	**-45,4%**
EBITDA Margin	**13,6%**	**13,6%**	**10,2%**	**1,2%**	**22,2%**	**24,5%**	**0,4%**	**38,2%**	**12,2%**	**6,5%**	**-5,7 p.p.**

During the first half of 2002, Lusomundo's EBITDA reached EUR 7.8 million, which compares with EUR 14.2 million in the same period last year (excluding Deltapress from the consolidation). EBITDA margin stood at 6.5%, 5.7 pp below the EBITDA margin for the first half of 2001.

The audiovisual business segment EBITDA reached EUR 7.4 million, a 14.9% growth when compared with the same period last year. EBITDA margin in this business segment was similar to first half of 2001 figures. Although the positive performance of the audiovisual business segment partially offset the decrease in the media operating margin, it did not prevent a drop in Lusomundo's consolidated EBITDA.

The increase in the cover price of most newspapers and the decrease in paper costs were not enough to offset the EUR 6.1 million drop in advertising spend, which led to a reduction in the EBITDA margin for the media business segment. During the first half of 2002 the EBITDA margin stood at EUR 0.8 million, which compares with EUR 7 million in the first half of 2001. The media business segment EBITDA was further affected by the increase in provisions in the amount of around EUR 1.1 million, mostly to compensate for the devaluation of promotional articles. During the first half of 2002, some measures were taken to reduce operating costs in this business segment whose impact will only be felt during the second half of the year.

Profiting from the improvement in Distodo (video distribution) and Empresa Gráfica Funchalense's (graphic printing) operating margins, the services business segment EBITDA reached EUR 1.2 million, which compares with EUR 0.9 million in the first half of 2001 (excluding Deltapress).

Although Lusomundo posted operating income it accounted for a net loss of EUR 3.7 million during the first half of 2002. This was mainly due to the Negative Financial Results in the amount of EUR 5.3 million.

PTM.com

PTM.COM (thousands of Euros)	1H 01	1H 02	% Chg. 1H 02/1H 01
Operating Revenues:	**25.428**	**37.741**	**48,4%**
Services rendered	25.174	37.124	47,5%
Sales of merchandise and products	254	617	142,9%
Operating Costs and Expenses:	**36.791**	**46.542**	**26,5%**
Wages and salaries	8.490	7.425	-12,5%
Costs of telecomunications	9.737	21.343	119,2%
Costs of products sold	105	288	174,3%
Marketing and publicity	2.968	3.064	3,2%
Other general and administrative	9.602	9.655	0,6%
Depreciation and amortization	5.651	6.406	13,4%
Provision for doubtful receivables	479	598	24,8%
Other net operating income	(391)	(2.359)	-503,3%
Taxes other than income taxes	150	122	-18,7%
Operating Income / (Loss) (a)-(b)	**(11.363)**	**(8.801)**	**22,5%**
Income /(Loss) Before Income Tax	**27.319**	**(47.033)**	**n.m.**
Consolidated Net Loss Before Minority Interests	**27.219**	**(47.064)**	**n.m.**
Consolidated Net Income /(Loss)	**28.685**	**(47.033)**	**n.m.**
EBITDA	**(5.712)**	**(2.395)**	**58,1%**
EBITDA Margin	**-22,5%**	**-6,3%**	**16,1 p.p.**

During the first six months of 2002, PTM.com revenues reached EUR 37.7 million up from EUR 25.4 million in the same period last year.

ISP and ASP revenues reached EUR 34.0 million up from EUR 20.7 million in the first half of 2001, a 64.3% growth. It should be highlighted that the effects of "PRAI" (Proposal for Internet Access Offer) are only reflected in the current year's revenues.

Portal services revenues in Portugal amounted to EUR 2.5 million, which compares with EUR 3.4 million in the first half of 2001.

However, we would like to point out that portal service revenues in Portugal are not directly comparable with the figures for 2001, since PTM.com's stake in Infordesporto was transferred to Sportinveste Multimédia following an agreement established in August with Sportinveste. Thus, this company is no longer included in PTM.com's consolidated results as of January 1, 2002.

Excluding Infordesporto from the consolidation in 2001, portal service revenues in Portugal posted a 25.0% growth, reaching EUR 2.5 million in the first half of 2002 up from EUR 2.0 million in the first half of 2001.

Portal revenues in Brazil (related to Investnews) consolidated by PTM.com amounted to EUR 647 thousand during the first half of 2002.

Operating costs, excluding depreciation and amortization, reached EUR 40.1 million, a 28.9% growth over the same period last year. This increase reflects both the increase in telecommunication costs resulting from the implementation of "PRAI" and the changes in the conditions of backbone rental.

EBITDA for the first half of 2002 was negative, amounting to negative EUR 2.4 million, which compares with negative EUR 5.7 million in the same period last year.

As of June 2002, a series of measures were implemented in order to promote efficiency and to reduce cash-out. Of these, we would like to highlight the concentration in a sole executive committee the executive committees of PTM.com, Telepac and Saber e Lazer (Sapo), and the reduction in the staff.

Net Loss reached EUR 32.9 million. We would like to emphasize that this amount includes EUR 6.5 million of goodwill amortization, EUR 6.3 million in charges in connection with debt service, and EUR 5.1 million Net Loss posted by PTM.com's subsidiaries.

In addition, PTM.com's Net Loss during the first half of 2002 was negatively affected by foreign currency exchange losses in the amount of EUR 11.9 million following the sale of UOL convertible bonds and related accumulated interest to Portugal Telecom SGPS.

However, although the Operating Results for the first half of 2002 were EUR 2.6 million higher than those of the same period last year, Net Loss is higher, primarily due to the fact that, during the first half of 2001, PTM.com had an extraordinary gain of around EUR 47.8 million resulting from the exchange of its 100% stake in Zip.Net for a 17.94% stake in UOL.

Páginas Amarelas

PAGINAS AMARELAS (thousands of Euros)	1H 01	1H 02	% Chg. 1H 02/1H 01
Operating Revenues	**42.895**	**43.580**	**1,6%**
Printed Directories	40.839	40.647	-0,5%
OAYP	448	453	1,1%
Internet	1.366	2.096	53,4%
Net Revenues	**28.890**	**29.600**	**2,5%**
Operating Income	**3.637**	**3.939**	**8,3%**
Net Income	**2.741**	**2.200**	**-19,7%**
Páginas Amarelas Contribution to PT-Multimédia Net Income	**678**	**545**	**-19,7%**

Note:
Net Revenues correspond to approximately 65% of Operating Revenues. The difference is accounted for by payments to Portugal Telecom, which include royalties, database usage and billing services.

The yellow pages business segment is highly seasonal. The distribution of directories is made primarily in the second half of the year, which adversely affects first and second quarter results.

In spite of the sharp decrease in advertising spend, Páginas Amarelas operating revenues increased by 1.6% when compared with the first half of 2001. This performance is mainly attributable to the positive contribution of the Internet service, which has been gathering general acceptance.

During the first half of 2002, Páginas Amarelas Operating Income was EUR 3.9 million up from EUR 3.6 million in the same period last year, which represents an 8.3% growth.

Net Income for the first half of 2002 (EUR 2.2 million) is lower than figures for the same period last year, since in the first half of 2001 Páginas Amarelas had Extraordinary Earnings in the amount of EUR 805 thousand. This year's Extraordinary Earnings reached only EUR 5 thousand.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I - Consolidated Statements of Income for the first semester of 2001 and 2002;

Table II - Pro-forma Consolidated Statement of Income for the first semester of 2001, excluding Deltapress from the consolidation, and Consolidated Statement of Income for the first semester of 2002;

Table III - Consolidated Balance Sheets as of December 31, 2001, and June 30, 2002.

Contact

Lídia Falcão
PT Multimedia
Phone number: 21 782 47 25
Fax number: 21 782 47 35
Email: lidia.m.falcao@pt-multimedia.pt

TABLE I

CONSOLIDATED STATEMENTS OF INCOME FOR THE FIRST SEMESTERS OF 2001 AND 2002

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

(amounts in thousands of Euros)

	1H 01	1H 02
Operating Revenues:	**284.904**	**327.428**
Services rendered	214.354	263.498
Sales of merchandise and products	70.550	63.930
Operating Costs and Expenses:	**299.123**	**334.513**
Wages and salaries	53.717	53.100
Pensions and other benefits	-	756
Costs of telecommunications	16.898	31.753
Depreciation and amortization	32.207	39.730
Subsidies	(214)	(317)
Programming costs	40.714	51.301
Network maintenance and repairs	2.233	3.805
Own work capitalized	(3.540)	(1.240)
Costs of products sold	46.484	36.999
Marketing and publicity	19.521	17.592
Other general and administrative	88.559	102.209
Provision for doubtful receivables, inventories and other	3.509	6.174
Other net operating income	(2.511)	(8.769)
Taxes other than income taxes	1.546	1.420
Operating Income /(Loss)	**(14.219)**	**(7.085)**
Other income (expenses):	**4.816**	**(68.807)**
Interest expenses	(15.297)	(15.714)
Other financial expenses	(3.740)	(16.065)
Interest income	2.922	7.187
Other financial income	702	3.319
Equity in earnings (losses) of investees	(3.003)	(12.883)
Amortization of goodwill	(23.861)	(26.289)
Gains (losses) on disposals of fixed assets	(2.769)	1
Other non-operating income (losses), net	49.862	(8.363)
Income /(Loss) Before Income Tax	**(9.403)**	**(75.892)**
Provision for income taxes	(2.380)	(2.140)
Consolidated Net Loss Before Minority Interests	**(11.783)**	**(78.032)**
Losses/(Income) applicable to minority interests	(8.359)	(121)
Consolidated Net Income /(Loss)	**(20.142)**	**(78.153)**
EBITDA	**17.988**	**32.645**
EBITDA Margin	**6,3%**	**10,0%**

ANEXO II

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST SEMESTER OF 2001, EXCLUDING DELTAPRESS FROM THE CONSOLIDATION

AND

CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST SEMESTER OF 2002

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

(amounts in thousands Euros)

	Pro-Forma 1H 01	1H 02
Operating Revenues:	**266.226**	**327.428**
Services rendered	214.160	263.498
Sales of merchandise and products	52.066	63.930
Operating Costs and Expenses:	**279.198**	**334.513**
Wages and salaries	51.669	53.100
Pensions and other benefits	-	756
Costs of telecommunications	16.898	31.753
Depreciation and amortization	31.797	39.730
Subsidies	(214)	(317)
Programming costs	40.714	51.301
Network maintenance and repairs	2.233	3.805
Own work capitalized	(3.540)	(1.240)
Costs of products sold	32.961	36.999
Marketing and publicity	19.521	17.592
Other general and administrative	84.643	102.209
Provision for doubtful receivables, inventories and other	3.455	6.174
Other net operating income	(2.485)	(8.769)
Taxes other than income taxes	1.546	1.420
Operating Income /(Loss)	**(12.972)**	**(7.085)**
Other Income (expenses):	**3.839**	**(68.807)**
Interest expenses	(15.297)	(15.714)
Other financial expenses	(3.672)	(16.065)
Interest income	2.922	7.187
Other financial income	700	3.319
Equity in earnings (losses) of investees	(4.046)	(12.883)
Amortization of goodwill	(23.861)	(26.289)
Gains (losses) on disposals of fixed assets	(2.769)	1
Other non-operating income (losses), net	49.862	(8.363)
Income /(Loss) Before Income Tax	**(9.133)**	**(75.892)**
Provision for income taxes	(2.380)	(2.140)
Consolidated Net Loss Before Minority Interests	**(11.513)**	**(78.032)**
Losses/(Income) applicable to minority interests	(8.629)	(121)
Consolidated Net Income /(Loss)	**(20.142)**	**(78.153)**
EBITDA	**18.825**	**32.645**
EBITDA Margin	**7,1%**	**10,0%**

ANEXO III

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001, AND JUNE 30, 2001

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, AND SUBSIDIARIES

(Amounts in thousands Euros)

	December, 31 2001	June, 30 2002
Current Assets:		
Cash and cash equivalents	33.238	31.510
Accounts receivable-trade, net	126.993	132.755
Accounts receivable-other, net	69.349	66.706
Inventories, net	26.182	27.252
Prepaid expenses and other current assets	11.520	25.927
Deferred taxes	18.533	18.445
Total current assets	285.815	302.595
Investments, net	507.028	309.575
Fixed Assets, net	330.208	328.049
Intangible Assets, net	52.846	50.073
Goodwill, net	824.055	791.964
Total assets	1.999.952	1.782.256
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	57.432	36.526
Accounts payable-trade	139.835	174.034
Accounts payable-other	107.674	88.241
Accrued expenses	43.088	41.128
Taxes payable	17.469	13.683
Deferred income	7.382	6.922
Deferred taxes	3.815	6.577
Total current liabilities	376.695	367.111
Medium and Long-Term Debt		
Medium and long term debt	40.025	64.510
Shareholders	677.776	604.647
	717.801	669.157
Other Non-Current Liabilities	74.058	90.802
Total liabilities	1.168.554	1.127.070
Minority Interests	21.517	19.227
Shareholders' equity:		
Share capital	78.448	78.449
Reserves and retained earnings	1.103.724	635.663
Retained earnings	(281.112)	-
Net profit for the year	(91.179)	(78.153)
Total equity	809.881	635.959
Total liabilities and shareholders' equity	1.999.952	1.782.256